FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated May 2, 2007 - **KIMBER REPORTS ENCOURAGING RESULTS FROM EXPLORATION AT MONTERDE**

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **May 2, 2007**

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KIMBER RESOURCES

NEWS RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER REPORTS ENCOURAGING RESULTS FROM EXPLORATION AT MONTERDE

May 2, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to announce that its regional exploration program at its 100% owned Monterde gold-silver project in the Sierra Madre of Mexico is returning encouraging results. This regional exploration program is being carried out in parallel with continuing work on advancing the Carmen deposit.

Extension to Carmen System

Current resources of the Carmen deposit are hosted in a series of structures related to the Carmen structure itself which has been traced by drilling for approximately 600 metres. Recent exploration has identified a continuation or splay off the main Carmen structure extending for a further 700 metres south of reported drilling. This southern extension of the Carmen structures exhibits similar rock types and alteration to the Carmen deposit itself and may have the potential for additional resources. One hole has been drilled in this new extension (assays pending), and further mapping and sampling is planned while permitting is underway to allow for additional drilling.

A map showing mineralized and other structures in the vicinity of the Carmen deposit is shown on the Company's website at http://www.kimberresources.com/structures.html

Arimo Target

The Arimo target was first mentioned in a news release dated February 15, 2007 and is located 2.5 km southwest of the Carmen deposit (see map referenced above). Recent sampling has returned anomalous values in gold and silver in a silicified hydrothermal breccia emplaced on a regional fault. Sampling has returned values up to 1.09 g/t gold and 44 g/t silver from outcrop. This environment offers potential for the discovery of a new mineralized system in addition to the Carmen and related mineralization. Additional



mapping and sampling is planned and permitting is underway to allow for drill testing later in 2007.

Reconnaissance Exploration Program

As announced February 7, 2007, in addition to specific prospect-related exploration, Kimber has been conducting regional exploration across its more than 45 sq.km. of strategic land holdings in the prolific Sierra Madre gold belt. More than half of these land holdings have now been the subject of reconnaissance exploration, which has produced five areas that are anomalous in gold and silver: two to the west of Carmen and three to the north. These five new target areas are now being further investigated. Results from the southern portions of the Monterde property are not yet available.

Cash Balance

At the end of March, 2007, cash and cash equivalents in the Company's treasury amounted to approximately CAD$7.9 million.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two principal objectives: to find and develop additional mineral resources & to advance the Carmen deposit to feasibility. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. As at the data cutoff (February 15, 2006) for the most recent resource estimate, total mineral resources from three deposits at Monterde are 23.6 million tonnes containing 648,000 oz of gold and 33 million oz of silver in Measured, 9.9 million tonnes containing 250,000 oz of gold and 8 million oz of silver in Indicated, and 7.1 million tonnes containing 180,000 oz of gold and 5 million oz of silver in the Inferred category. Approximately 120 holes have been drilled at Monterde since this estimate was released. A target generation program directed at identifying additional epithermal systems is underway on the property. Until the commencement of this program, less than 5% of the 28,000 hectare property had been explored by modern methods. The Setago property covers an epithermal system some 30 kilometres west of Monterde. The recently announced Pericones property contains wide-spread silver mineralization. A first pass sampling program reported two-metre chip samples of up to 420 g/t Ag from old workings and up to 332 g/t Ag from surface.

FOR FURTHER INFORMATION PLEASE CONTACT:



Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.